UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE APRIL 2, 2015.

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE INCLUDING THE SECURITIES ISSUABLE ON CONVERSION OF THIS DEBENTURE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL APRIL 2, 2015.

THE SECURITIES REPRESENTED HEREBY, AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF, HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF SPHERE 3D CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO SPHERE 3D CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, OR (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER PROVIDING A LEGAL OPINION OR OTHER EVIDENCE SATISFACTORY TO SPHERE 3D CORPORATION.

SPHERE 3D CORPORATION
8% SENIOR SECURED CONVERTIBLE DEBENTURE
DUE: MARCH 31, 2018

USD$19,500,000

            SPHERE 3D CORPORATION (the “Corporation”) for value received, hereby acknowledges itself indebted and, subject to the provisions hereinafter mentioned, promises to pay to or to the order of FBC HOLDINGS S.A.R.L. (the “Holder”) on March 31, 2018 or on such earlier date as the principal amount hereof may become due in accordance with the provisions hereunder (the “Maturity Date”) the principal sum of $19,500,000 in lawful money of the United States on presentation and surrender of this Debenture at the principal office of the Corporation in Mississauga, Ontario and to pay interest on the principal amount hereof from and including the date hereof, at the rate of 8% per annum calculated and payable in the manner described herein (less any tax required by law to be deducted), and should the Corporation at any time fail to make payment of any principal or interest, to pay interest on the amount of interest unpaid at the same rate, in like money. The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect, at the times, but subject to the limitations provided hereunder.

            The indebtedness evidenced by this Debenture is a direct secured obligation of the Corporation, which is secured by a first ranking Lien (as defined below) over the Collateral (as defined below), subject to Permitted Liens (as defined below) and except as may otherwise be provided for pursuant to the terms of the Debenture.

            This Debenture may only be transferred with the prior written consent of the Corporation, upon compliance with the conditions prescribed herein, in the register to be kept at the principal office of the Corporation or in such other place or places as the Corporation may designate, by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Corporation, and upon compliance with such reasonable requirements as the Corporation may prescribe.

ARTICLE 1
GENERAL MATTERS

1.1        Definitions

In this Debenture, unless there is something in the subject matter or context inconsistent therewith:

“Board of Directors” means the board of directors of the Corporation;

“Business Day” means any day which is not a Saturday or Sunday or bank holiday in the City of Toronto, Ontario and the City of New York, New York;

“Capital Lease” means a capital lease or a lease which should be treated as a capital lease under GAAP (or prior to December 1, 2014 IFRS);

“Capital Lease Lessor” means any lessor under a Capital Lease entered into by the Corporation in the ordinary course of business.

“Collateral” means the Corporation’s Property subject to the Liens created hereunder and under the Collateral Documents;

“Collateral Documents” means any agreements, instruments and documents delivered from time to time to the Holder by the Corporation for the purpose of establishing, perfecting, preserving or protecting any Liens granted to the Holder over the Property of the Corporation as security for the obligations of the Corporation with respect to the Debenture;

“Commercial Lender” has the meaning ascribed thereto in Section 2.4;

“Common Share Interest Repayment Right” has the meaning given to it in Section 2.3(d);

“Common Shares” means common shares in the capital of the Corporation as such shares are constituted on the date hereof, as the same may be reorganized, reclassified or otherwise changed pursuant to any of the events set out in Section 3.5;

“Conversion Date” means the date on which the Debenture so surrendered for conversion is received by the Corporation with a duly executed Conversion Form, and in the event the register for the Debenture is closed shall be the next date on which such registers are open;

“Conversion Form” means the form of conversion attached to the back of this Debenture Certificate as Appendix 2;

“Conversion Price” means as to $10,000,000 of principal of the Debenture, $7.50 per Common Shares, and as to $9,500,000 of principal amount of the Debenture, and $8.50 per Common Share, subject to adjustment in certain circumstances as provided for in Section 3.5.

“Convertible Securities” means any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exercisable or exchangeable for Common Shares.

“Corporation” means Sphere 3D Corporation, and includes any successor thereto which shall have complied with the provisions of Article 10;

 “Counsel” means a barrister or solicitor or firm of barristers and solicitors retained by the Corporation;

“Current Market Price” per Common Share at any date shall be the weighted average price per Common Share for the last 10 days on which the Common Shares traded, ending on the day before such date, on the Exchange, or, if the Common Shares are not listed on any stock exchange, then on the over-the-counter market. The weighted average price per Common Share shall be determined by dividing the aggregate sale price of all Common Shares sold on such exchange or market, as the case may be, during the said 10 trading days by the total number of Common Shares so sold on the Exchange or market;

“Debenture” means the 8% Senior Secured convertible redeemable debenture issued by the Corporation on the date hereof and due on the Maturity Date;

“Debenture Certificate” means this Debenture Certificate;

“Director” means a director of the Corporation for the time being and “Directors” means the board of directors of the Corporation or, whenever duly empowered, the executive committee (if any) of the board of directors of the Corporation for the time being, and reference to action by the Directors means action by the directors as a board or action by the executive committee of the board as a committee;

“Disputed Intellectual Property” means intellectual property of Overland that is subject to any pending litigation specifically relating to such intellectual property as of the date hereof.

“Event of Default” has the meaning attributed to such term in Section 8.1;

“Exchange” means the TSX Venture Exchange or, if not listed on the TSX Venture Exchange, NASDAQ or, if not listed on either such exchange then such other recognized stock exchange upon which the Common Shares are listed from time to time provided that only the following stock exchanges shall be a recognized stock exchange for purposes hereof: New York Stock Exchange, NASDAQ, Toronto Stock Exchange and TSX Venture Exchange;

“Forced Conversion Date” means the date that the Forced Conversion Event occurs;

“Forced Conversion Event” has the meaning attributed to such term in Section 3.3(a);

“GAAP”: United States generally accepted accounting principles applied on a consistent basis.

“Guarantors” has the meaning given to it in Section 11.1;

“Holder” with respect to a Debenture means FBC HOLDINGS S.A.R.L., its designees or assigns, being the Person in whose name such Debenture is registered by the Corporation;

“IFRS” means the international financial reporting standards adopted by the International Accounting Standards Board, as amended from time to time;

“Immaterial Subsidiary” means a Subsidiary that owns assets (other than intercompany claims and intercompany receivables and, solely with respect to Tandberg Data Corporation, a lease deposit in an amount not to exceed $119,000) having a fair market value not in excess of $100,000.

“Interest Rate” has the meaning given to it in Section 2.3(b);

“Interest Termination Date” means the earliest to occur of the Forced Conversion Date, the Conversion Date and the Maturity Date;

“Lien” means, in respect of any Person, any mortgage, debenture, pledge, hypothec, lien, charge, assignment by way of security, hypothecation or security interest granted or permitted by such Person or arising by operation of law, in respect of any of such Person’s Property, or any consignment or Capital Lease of Property by such Person as consignee or lessee or any other security agreement, trust or arrangement having the effect of security for the payment of any debt, liability or obligation, and “Liens” shall have corresponding meanings;

“Material Adverse Effect” shall mean (a) a material adverse effect on the business, operations, performance, properties, assets, or condition (financial or otherwise) of the Corporation and its Subsidiaries taken as a whole, (b)(i) an adverse effect on the legality, validity or enforceability of the Debenture, or (ii) an adverse effect on the validity, enforceability, perfection or priority of any Lien created under any of the Collateral Documents which could reasonably be considered material having regard to the Collateral Documents taken as a whole, or (c) an adverse effect on the right, entitlement or ability of the Corporation or its Subsidiaries to pay or perform any of their debts, liabilities or obligations under any the Debenture or the Collateral Documents, as applicable, which could reasonably be considered material having regard to the Corporation and its Subsidiaries taken as a whole;

“Material Contracts” means, collectively, each written agreement, arrangement or understanding entered into by the Corporation or any of its Subsidiaries which, if terminated or expired could reasonably be expected to have a Material Adverse Effect;

“Material Licenses” means, collectively, each license, permit or approval issued by any governmental authority, or any applicable stock exchange or securities commission, to the Corporation or any of its Subsidiaries, the breach or loss of which could reasonably be expected to result in a Material Adverse Effect;

“Maturity Date” means March 31, 2018, or such earlier date on which the entire principal owing pursuant to this Debenture is due and payable by the Corporation;

“New Control Person Approval” means that the Holder has received shareholder approval in accordance with section 1.10 of Policy 4.1 of the TSX Venture Exchange’s Corporate Finance Manual with respect to (i) this Debenture and (ii) the Holder as a “Control Person” (as that term is defined in Policy 1.1 of the TSX Venture Exchange’s Corporate Finance Manual) upon exercise of the conversion rights under Article 3.

“Overland” means Overland Storage, Inc., a California company, which merged with S3D Acquisition Company, a California corporation and wholly-owned subsidiary of the Corporation, on December 1, 2014 and pursuant to which Overland became a wholly-owned subsidiary of the Corporation.

“Permitted Liens” means, with respect to any Person, the following:

(a)	Liens relating to this Debenture;

(b)	Liens relating to a revolving credit facility issued by the Holder or related party to the Corporation in the amount of up to $5,000,000, which security shall rank pari passu with this Debenture;

(c)

Liens for Taxes not yet due or for which installments have been paid based on reasonable estimates pending final assessments, or if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by that Person for which reasonable reserves under GAAP (or prior to December 1, 2014 IFRS) are maintained;

(d)

undetermined or inchoate Liens, rights of distress and charges incidental to current operations which have not at such time been filed or exercised and of which the Holder has not been given notice, or which relate to obligations not due or payable, or if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by that Person;

(e)

the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, licence, franchise, grant or permit acquired by that Person or by any statutory provision to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(f)

the Lien resulting from the deposit of cash or securities in connection with contracts, tenders or expropriation proceedings, or to secure workmen’s compensation, employment insurance, surety or appeal bonds, costs of litigation when required by law;

(g)

Liens and claims incidental to current construction, mechanics’, warehousemen’s, carriers’ and other similar Liens, and public, statutory and other like obligations incurred in the ordinary course of business;

(h)

security given to a public utility or any municipality or governmental authority when required by such utility or authority in connection with the operations of that Person in the ordinary course of its business;

(i)

the Lien created by a judgment of a court of competent jurisdiction, as long as the judgment is being contested diligently and in good faith by appropriate proceedings by that Person and does not result in an Event of Default;

(j)	the Collateral Documents and any Liens arising thereunder;

(k)	Liens relating to Specified Priority Encumbrances;

(l)

Liens or any rights of distress that are either (i) requirements of applicable law, or (ii) reserved in or exercisable under any lease or sublease to which it is a lessee which secure the payment of rent or compliance with the terms of such lease or sublease, provided that such Liens do not extend to assets other than those at the relevant leased location;

(m)

encumbrances in the nature of zoning restrictions, easements and rights or restrictions of record on the use of real property which do not materially detract from the value of such property or impair the use thereof in the business of such Person;

(n)

Liens securing the interest of any Capital Lease Lessor on such Person’s Property or a secured party’s purchase money security interest over certain property as a result of such secured party financing all or part of such property; provided, that, (i) the indebtedness secured thereby is otherwise permitted by this Debenture and (ii) such Liens are limited to the property acquired and do not secure indebtedness other than the related Capital Lease obligations or the purchase price of such property;

(o)

leases or subleases of real property granted in the ordinary course of business, and leases, subleases, non-exclusive licenses or sublicenses of personal property (other than intellectual property) granted in the ordinary course of business;

(p)

(i) non-exclusive licenses of intellectual property granted to third parties in the ordinary course of business, and (ii) exclusive licenses of intellectual property in exchange for fair value as reasonably determined by the Corporation’s or Overland's Board of Directors;

(q)	Liens in favor of other financial institutions arising in connection with deposit and/or securities accounts held at such institutions;

(r)	any interest or title of a lessor under any operating lease entered into in the ordinary course of its business and covering only the assets so leased;

(s)	deposits made in the ordinary course of business to secure liability for premiums to insurance carriers;

(t)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods;

(u)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(v)	Liens on assets of foreign Subsidiaries securing indebtedness not otherwise prohibited hereunder;

(w)	the filing of UCC financing statements solely as a precautionary measure in connection with operating leases or consignment of goods; and

(x)

Liens not otherwise permitted the foregoing (a) through (w) so long as neither (i) the aggregate outstanding principal amount of the obligations secured thereby nor (ii) the aggregate fair market value (determined as of the date such Lien is incurred) of the assets subject thereto exceeds Two Hundred Thousand Dollars ($200,000) at any one time;

“Person” shall be interpreted broadly and shall include any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or partnership with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, government or governmental authority or entity, however designated or constituted;

“Property” means, with respect to any Person, all or any portion of its undertaking, property and assets, both real and personal, moveable and immovable, tangible and intangible, of every nature and kind whatsoever, wheresoever situate, both present and future, now owned or hereinafter acquired, including for greater certainty, any and all intellectual property rights, any proceeds from the sale or other disposition thereof and any share in the capital of a corporation or equity interests in any other Person;

“Purchase Money Lender” means a Person extending financing for the acquisition of equipment acquired or held by the Corporation or any of its Subsidiaries;

“Security” means the grants, assignments, transfers, mortgages, charges, pledges and security interests granted to and in favour of the Holder in this Debenture;

“Senior Indebtedness” has the meaning ascribed thereto in Section 2.4;

“Shareholders” means the shareholders of the Corporation, from time to time;

 “Specified Priority Encumbrance” has the meaning ascribed thereto in Section 2.4;

“Subsidiary” means, in relation to the Corporation, any entity, including a corporation, trust, partnership or limited partnership, which is controlled, directly or indirectly, by the Corporation;

“SVB Credit Agreement” means that certain Amended and Restated Loan and Security Agreement dated as of March 19, 2014, among Silicon Valley Bank, a California corporation, Overland and the Corporation, as amended, restated, modified or supplemented from time to time in accordance with the terms hereof;

“Tax” or “Taxes” means all taxes, charges, fees, levies, imposts and other assessments, including all income, sales, use, goods and services, value added, capital, capital gains, withholding, payroll, employer health, excise, franchise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, royalties, duties, deductions, or similar charges in the nature of a tax, including Canada Pension Plan and provincial pension plan contributions, employment insurance payments and workers compensation premiums, together with any instalments, and any interest, fines and penalties, imposed by any governmental authority in relation to the foregoing; and

“this Debenture”, “this Debenture Certificate”, “hereto”, “hereby”, “hereunder”, “hereof”, “herein” and similar expressions refer to this debenture and not to any particular Article, Section, subsection, paragraph, subdivision or other portion hereof.

1.2        Meaning of “outstanding” for Certain Purposes

The Debenture delivered by the Corporation hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Corporation for cancellation, or a new Debenture shall be issued in substitution therefor under Section 2.9 or moneys for the payment thereof shall be set aside under Article 9, provided that:

(a)

where a new Debenture has been issued in substitution for a Debenture which has been lost, stolen or destroyed, only one such Debenture shall be counted for the purpose of determining the aggregate principal amount of the Debentures outstanding; and

(b)	a Debenture which has been partially purchased shall be deemed to be outstanding only to the extent of the unpurchased part of the principal amount thereof.

1.3        Interpretation Not Affected By Headings, etc.

The division of this Debenture into Articles, Sections, subsections and paragraphs, and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Debenture.

1.4        Statute References

Any reference in this Debenture to a statute shall be deemed to be a reference to such statute as amended, re-enacted or replaced from time to time.

1.5        Monetary References

Any reference in this Debenture to “Dollars”, “dollars” or the sign “$” shall be deemed to be a reference to lawful money of the United States.

1.6        Day Not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the first Business Day thereafter.

1.7        Invalidity of Provisions

Each of the provisions contained in this Debenture is distinct and severable and a declaration of invalidity or unenforceability of any such provision by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof or thereof.

1.8        Governing Law

The Debenture shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts and the parties irrevocably attorn to the jurisdiction of the courts of Ontario.

1.9        Expenses

Each party bear its own costs and expenses (including legal fees and expenses and the fees and expenses of any broker, finder, financial advisor, investment banker, legal advisor or similar person engaged by such party) incurred in connection with the making of this Debenture, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby.

1.10      Context

Words importing the singular include the plural and vice versa and words importing the masculine gender include the feminine gender and vice versa.

ARTICLE 2
THE DEBENTURE

2.1        Terms of the Debenture

(a)

The Debenture shall be designated “8% Senior Secured Convertible Redeemable Debenture”, shall be dated as of the date hereof, shall mature on the Maturity Date and shall be payable, and earn interest at the Interest Rate (subject to Section 2.3) from and including the date hereof, in the manner described hereunder.

(b)

During the term commencing on the date hereof and ending on the Interest Termination Date, the Debenture shall bear interest at the Interest Rate, payable after as well as before maturity, default and judgment and with interest on any amounts in default at the same rate. Interest shall accrue but not be payable until the Interest Payment Date.

(c)

The principal of the Debenture and interest thereon due on the Maturity Date will be made payable in lawful money of the United States against surrender of the Debenture by the Holder thereof at the principal office of the Corporation.

(d)

Upon the occurrence of a Forced Conversion Event, the Corporation may repay all of the principal amounts and interest accrued on the Debenture at any time prior to the Maturity Date in accordance with Section 3 hereof.

2.2        Execution of Debenture

The Debenture shall be signed (either manually or by facsimile signature) by any duly authorized officer of the Corporation. A facsimile signature upon the Debenture shall for all purposes hereof be deemed to be the signature of the individual whose signature it purports to be and to have been signed at the time such facsimile signature is reproduced.

2.3        Concerning Interest

(a)	Interest for any period of less than 12 months shall be computed on the basis of a year of 365 days (366 days if such period falls within a leap year).

(b)

Prior to the Interest Termination Date, the Debenture shall bear interest from, and including, the date of issue at the rate equal to 8.0% percent per annum, payable in arrears in equal semi-annual payments (the “Interest Rate”) (with the exception of the first interest payment and the last interest payment, which will include interest as set forth below) on June 30th and December 31st in each year (each, an “Interest Payment Date”), and the last such payment (representing interest payable from the last Interest Payment Date) to fall due on the Maturity Date, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate.

(c)

Interest on the Debenture shall cease to accrue on the Interest Termination Date unless, upon due presentation and surrender thereof for payment or conversion on or after the Interest Termination Date, such payment is withheld or refused.

(d)

The Corporation may, at its option, subject to applicable regulatory approval, elect to satisfy its obligation to pay (less any taxes required to be deducted) interest due in respect of the Debenture on each Interest Payment Date or the Maturity Date, in whole or in part (the “Common Share Interest Repayment Right”) by issuing and delivering to the Holder on the Interest Payment Date, that number of Common Shares obtained by dividing the aggregate amount of the interest owing to Holder by the Current Market Price of the Common Shares on the Interest Payment Date. No fractional Common Shares shall be delivered upon the exercise of the Common Share Interest Repayment Right but, in lieu thereof, the Corporation shall pay to the Holder the cash equivalent thereof determined on the basis of the Current Market Price of the Common Shares on the Interest Payment Date (less any tax required to be deducted, if any).

(e)

Notwithstanding any other provision of this Agreement, the Holder shall not exercise the Common Share Interest Repayment Right hereunder if it will result in the Holder either (i) becoming a “Control Person” (as that term is defined in Policy 1.1 of the TSX Venture Exchange’s Corporate Finance Manual), unless the New Control Person Approval has been obtained, or (ii) be in violation of any other applicable listing requirement of the Exchange or regulatory requirement.

2.4        Ranking and Subordination

The Debenture is a direct secured obligation of the Corporation, which is secured by a first ranking Lien over the Collateral, subject to Permitted Liens (which by definition include the Lien created in favour of the Holder in connection with the issuance of this Debenture). Notwithstanding, the Holder hereby covenants and agrees that it will at all times do, execute, acknowledge and deliver a subordination agreement or priority agreement, in form and substance reasonably requested by the Corporation and take all other actions reasonably requested by the Corporation, to subordinate the security interest of the Holder in favour of any bank, financial company, or commercial lender (each a “Commercial Lender”), provided that the Corporation’s indebtedness and indebtedness owed by its wholly-owned subsidiary, Overland, owed to such Commercial Lender does not exceed $11,000,000 and provided that no subordination agreement will be required with respect to Overland’s pledge of the stock of its foreign subsidiaries. The obligations and indebtedness owing to such Commercial Lenders, to Capital Lease Lessors, to Purchase Money Lenders, and to any Person holding a Lien that is senior to the Lien created in favour of the Holder in connection with the issuance of this Debenture by operation of law are collectively referred to herein as the “Senior Indebtedness” and the senior ranking priorities of such Commercial Lenders, Capital Lease Lessors, Purchase Money Lenders and such other Persons are collectively referred to as the “Specified Priority Encumbrances”.

2.5        Registration of the Debenture

(a)

The address of the Holder shall be as set forth in Section 12.2 hereof. The Corporation shall keep, at its principal office, a central register in which shall be entered the name and latest known address of the Holder and the other particulars, as prescribed by law, of the Debenture held by such Holder.

(b)

No transfer of a Debenture shall be effective as against the Corporation unless first consented to in writing by the Corporation, made on the appropriate register by the Corporation and upon compliance with such requirements as the Corporation may prescribe.

(c)	The register referred to in this Section shall at all times during regular business hours be open for inspection by Holder upon prior written notice to the Corporation.

2.6        Ownership of the Debenture

(a)

Payment of or on account of the principal of, and interest on the Debenture issued in the name of the Holder shall be made only to or upon the order in writing of the Holder thereof and such payment shall be a complete discharge to the Corporation for the amounts so paid.

(b)

The Holder of the Debenture shall be entitled to the then-owing principal and interest evidenced by such Debenture, free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate Holder thereof (except any equities of which the Corporation is required to take notice by law) and all Persons may act accordingly and a transferee of a Debenture shall, after the appropriate form of transfer is lodged with the Corporation and upon compliance with all other conditions required herein or by law, be entitled to be entered on the appropriate register as the owner of such Debenture free from all equities or rights of set-off or counterclaim between the Corporation and the transferor or any previous Holder thereof, save in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

2.7        Exchange of the Debenture

(a)

A Debenture of any denomination may be exchanged for a Debenture of any other authorized denomination or denominations, any such exchange to be for one or more Debentures of an equivalent aggregate principal amount. Exchanges of a Debenture may be made at the location of the register of Holders set forth in Section 2.5(a). Any Debenture tendered for exchange shall be surrendered to the Corporation and shall be cancelled.

(b)

Except as otherwise provided herein, upon any exchange of a Debenture of any denomination for a Debenture of any other authorized denominations and upon any transfer of a Debenture, the Corporation may make a sufficient charge to reimburse it for any stamp tax, security transfer tax or other governmental charge required to be paid, and in addition a reasonable charge for its services for each Debenture exchanged or transferred, and payment of such charges shall be made by the party requesting such exchange or transfer as a condition precedent thereto.

2.8        Transfer of the Debenture

(a)

No transfer of a Debenture shall be valid unless made on the register maintained by the Corporation for the Debenture and in accordance with applicable laws and upon compliance with the conditions herein by the registered Holder thereof or such Holder’s legal representatives, upon execution by the Holder of the transfer form attached as Appendix 1 to this Debenture Certificate and upon compliance with such reasonable requirements as the Corporation may prescribe. Upon compliance with the foregoing conditions and the surrender by the transferor of the Debenture Certificate representing the Debenture to be transferred at the place contemplated herein, the Corporation shall execute and deliver at the place where the relevant Debenture Certificate is surrendered or, if so required by the transferee, send by mail (at the risk of the transferee) to such address as the transferee may specify, a new Debenture Certificate registered in the name of the transferee evidencing such transferred Debenture. If less than all the Debentures evidenced by the Debenture Certificate so surrendered are transferred, the transferor shall be entitled to receive, in the same manner, a new Debenture Certificate registered in his name evidencing the Debentures not so transferred. All Debenture Certificates surrendered for registration of transfer shall be cancelled.

(b)

Notwithstanding anything contained herein, the Corporation shall not register any transfer of a Debenture if it has reasonable grounds to believe that such transfer is otherwise not in accordance with applicable law.

(c)

The Debenture has not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”) or the securities laws of any state of the United States and cannot be offered, sold, pledged or otherwise transferred or assigned in the United States or to or for the account of a U.S. person unless registered under the 1933 Act and the securities laws of all applicable states or unless an exemption from such registration requirements is available.

2.9        Replacement of Debenture

If the Debenture shall become mutilated or be lost, stolen or destroyed, the Corporation in its discretion, may issue and deliver a new Debenture upon surrender and cancellation of the mutilated Debenture, or, in the case of a lost, stolen or destroyed Debenture, in lieu of and in substitution for the same, and the substituted Debenture shall be of like tenor and maturity as this Debenture Certificate and the Holders thereof shall be entitled to the benefits equally with all other Debentures issued. In case of loss, theft or destruction, the applicant for a new Debenture shall furnish to the Corporation such evidence of such loss, theft or destruction as shall be satisfactory to the Corporation in its discretion, acting reasonably, and the applicant shall also furnish an indemnity in an amount and form satisfactory to the Corporation in its discretion, acting reasonably. The applicant shall pay all expenses incidental to the issuance of any such new Debenture.

2.10      Distribution on Insolvency or Liquidation

In the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relating to the Corporation, or to its property or assets, or in the event of any proceedings for dissolution, voluntary liquidation or termination or other winding-up of the Corporation:

(a)

the holders of all Senior Indebtedness, if any, will first be entitled to receive payment in full of the principal thereof, premium or penalty (or any other amount payable under such Senior Indebtedness), if any, and interest due thereon, before the Holder is entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in respect of the Debenture;

(b)

any payment by, or distribution of assets of, the Corporation of any kind or character, whether in cash, property or securities (other than securities of the Corporation or any other person provided for by a plan of reorganization or readjustment), the payment of which is subordinate at least to the extent provided herein with respect to the Debenture, to the payment of all Senior Indebtedness, provided that (i) the Senior Indebtedness is assumed by the new person, if any, resulting from such reorganization or readjustment and (ii) without prejudice to the rights of such holders with respect to any such plan (including without limitation as to whether or not to approve same and on what conditions to do so), the rights of the holders of Senior Indebtedness are not altered adversely by such reorganization or readjustment) to which the Holders would be entitled, except for the provisions of Sections 2.10 and 2.11 will be paid or delivered by the person making such payment or distribution, whether a trustee in bankruptcy, a receiver, a receiver manager, a liquidator or otherwise, directly to the holders of Senior Indebtedness or their representatives, ratably according to the aggregate amounts remaining unpaid on account of the Senior Indebtedness held or represented by each, to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid after giving effect to any concurrent payment or distribution (or provision therefor) to the holders of such Senior Indebtedness; and

(c)

subject to Section 2.14, if, notwithstanding the foregoing, any payment by, or distribution of assets of, the Corporation of any kind or character, whether in cash, property or securities (other than securities of the Corporation as reorganized or readjusted or securities of the Corporation or any other person provided for by a plan of reorganization or readjustment) the payment of which is subordinate, at least to the extent provided in Sections 2.10 and 2.11 with respect to the Debenture, to the payment of all Senior Indebtedness, provided that (i) the Senior Indebtedness is assumed by the new person, if any, resulting from such reorganization or readjustment and (ii) without prejudice to the rights of such holders with respect to any such plan (including without limitation as to whether or not to approve same and on what conditions to do so), the rights of the holders of Senior Indebtedness are not altered adversely by such reorganization or readjustment), is received by the Holder before all Senior Indebtedness is paid in full, such payment or distribution will be held in trust for the benefit of, and will be paid over to the holders of such Senior Indebtedness or their representatives, for application to the payment of all Senior Indebtedness remaining unpaid until such Senior Indebtedness has been paid in full, after giving effect to any concurrent payment or distribution (or provision therefor) to the holders of such Senior Indebtedness.

2.11      Subrogation of Debenture

Subject to the payment in full of all Senior Indebtedness, the Holders shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments and distributions of assets of the Corporation in respect of and on account of Senior Indebtedness, to the extent of the application thereto of moneys or other assets which would have been received by the Holder, but for the provisions of Sections 2.10 and 2.11 hereof, until the principal of and interest on, if any, the Senior Indebtedness shall be paid in full. No payment or distribution of assets of the Corporation to the Holders which would be payable or distributable to the holders of Senior Indebtedness pursuant to Sections 2.10 and 2.11 shall, as among the Corporation, its creditors (other than the holders of Senior Indebtedness) and the Holder, be deemed to be a payment by the Corporation to or on account of the Holder, it being understood that the provisions hereof are, and are intended, solely for the purpose of defining the relative rights of the Holder, on the one hand, and the holders of the Senior Indebtedness (or other indebtedness), on the other hand. Nothing contained in this Debenture is intended to or shall impair, as between the Corporation and its creditors (other than the holders of Senior Indebtedness (or other indebtedness), the obligation of the Corporation, which is unconditional and absolute, to pay to the Holder the principal of and interest on, if any, the Debenture, as and when the same shall become due and payable in accordance with their terms, or to affect the relative rights of the Holder and the creditors of the Corporation, other than the holders of the Senior Indebtedness (or other indebtedness), nor shall anything herein or therein prevent the Holder from exercising all remedies otherwise permitted by applicable law upon default under this Debenture, subject to the rights, if any, under the provisions hereof, of the holders of Senior Indebtedness upon the exercise of any such remedy.

2.12       No Set-Off

The Corporation agrees and the Holder by his acceptance thereof, likewise agrees, that it shall have no right of set-off or counterclaim with respect to the principal of, premium, if any, and the interest on the Debenture at any time when any payment of, or in respect of, such amounts to the Holder is prohibited by the provisions of this Article 2 or is otherwise required to be paid to the holders of Senior Indebtedness (or other indebtedness) or their representative, as their respective interests may appear.

2.13      Rights of Holders of Senior Indebtedness Not Impaired

No right of any present or future holder of any Senior Indebtedness to enforce the subordination herein will at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Corporation or by any non-compliance by the Corporation with the terms, provisions and covenants of this Debenture, regardless of any knowledge thereof any such holder may have or be otherwise charged with.

2.14      Altering the Senior Indebtedness

The holders of the Senior Indebtedness have the right to extend, renew, modify or amend the terms of the Senior Indebtedness (or other indebtedness) or any security therefor and to release, sell or exchange such security and otherwise to deal freely with the Corporation, all without notice to or consent of the Holder and without affecting the liabilities and obligations of the parties to this Debenture or the Holder.

2.15      Additional Indebtedness

This Debenture does not restrict the Corporation from incurring additional unsecured indebtedness which ranks junior to the indebtedness represented by the Debenture.

2.16      Withholding Taxes

Any and all payments by the Corporation hereunder to or for the benefit of the Holder will be made in full, free and clear of and without any deduction or withholding for or on account of any present or future taxes unless the Corporation is required by applicable law to so deduct or withhold, in which event the Corporation will:

(a)

forthwith pay to Holder such additional amount so that the net amount received by the Holder after any deduction or withholding will equal the full amount which would have been received by it had no such deduction or withholding been made;

(b)	make the deduction or withholding required by applicable law (including any deduction or withholding from any additional amount paid pursuant to subparagraph (a) above); and

(c)

pay to the relevant taxation or other authorities within the period for payment permitted by applicable law the full amount of the deduction or withholding (including the full amount of any deduction or withholding from any additional amount paid pursuant to subparagraph (a) above).

2.17       Legends on the Debenture and Common Share Certificates

The Debenture and all Common Shares issuable upon conversion of the Debenture and all certificates issued in exchange therefor or in substitution thereof, if issued prior to the date that is four months and one day following the date hereof shall bear the following legends:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION THE HOLDER OF THIS  SECURITY MUST NOT TRADE THE SECURITY BEFORE APRIL 2, 2015.”

And if applicable:

“WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE [For Debenture: INCLUDING THE SECURITIES ISSUABLE ON CONVERSION OF THIS DEBENTURE] MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL APRIL 2, 2015.”

2.18      U.S. Legend on the Debenture and Common Share Certificates

Neither the Debenture nor the Common Shares issuable upon conversion of the Debentures will be registered under any United States federal or state securities laws, and to the extent issued and sold in the United States or for the account or benefit of a U.S. Person or a person in the United States, shall bear the following additional legend until such time as the legend is no longer required under applicable requirements of the 1933 Act or applicable state securities laws (the “U.S. Legend”):

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF SPHERE 3D CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO SPHERE 3D CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, OR (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER PROVIDING A LEGAL OPINION OR OTHER EVIDENCE SATISFACTORY TO SPHERE 3D CORPORATION.”

ARTICLE 3
CONVERSION OF THE DEBENTURE

3.1        Conversion Privileges and Conversion Price

(a)

Upon and subject to the provisions and conditions of this Article 3, the Holder shall have the right, at any time prior to 5:00 p.m. (Toronto time) on the last Business Day prior to the Maturity Date, to convert in whole or in part this Debenture (including accrued and unpaid interest to and including the Conversion Date) into Common Shares (subject to adjustment as provided for in Section 3.4) at the Conversion Price.

(b)

Such right of conversion shall extend only to the maximum number of whole Common Shares into which the aggregate principal amount of and accrued interest on the Debenture surrendered for conversion by the Holder thereof may be converted in accordance with the foregoing provisions of this Section. Fractional interests in Common Shares shall be adjusted for in the manner provided in Section 3.6.

(c)

Notwithstanding any other provision of this Agreement, the Holder shall not exercise the conversion privileges hereunder and convert any portion of the principal or accrued interest thereon to the extent that the exercise of the conversion right will result in the Holder either (i) becoming a “Control Person” (as that term is defined in Policy 1.1 of the TSX Venture Exchange’s Corporate Finance Manual), unless the New Control Person Approval has been obtained, or (ii) be in violation of any other applicable listing requirement of the Exchange or regulatory requirement.

3.2        Manner of Exercise of Right to Convert

(a)

A Holder desiring to convert a Debenture into Common Shares shall surrender such Debenture to the Corporation at its principal office in the City of Mississauga, Ontario, Canada, together with the Conversion Form attached hereto as Appendix 2, or any other written notice in a form satisfactory to the Corporation, duly executed by the Holder or its legal representatives in form and executed in a manner satisfactory to the Corporation, exercising its right to convert such Debenture in accordance with the provisions of this Article 3. Thereupon such Holder or, subject to payment of all applicable stamp or security transfer taxes or other governmental charges and compliance with all reasonable requirements of the Corporation, his nominee(s) or assignee(s), shall be entered in the books of the Corporation as at the Conversion Date as the holder of the number of freely tradable (subject to expiration of any hold period under applicable securities laws) Common Shares into which such Debenture is convertible in accordance with the provisions of this Article 3 and, as soon as practicable thereafter, the Corporation shall deliver or cause to be delivered to such Holder or, subject as aforesaid, his nominee(s) or assignee(s), a certificate or certificates for such Common Shares.

(b)

The Common Shares issued upon such conversion shall on and after the Conversion Date be deemed to be issued and outstanding as fully paid and non- assessable Common Shares on the date that the Corporation receives the Debenture and the Conversion Form in accordance with Section 3.2(a).

(c)

As promptly as practicable after the Conversion Date, but in any event within ten (10) Business Days following the Conversion Date, the Corporation shall deliver a certificate representing the Common Shares in respect of which the conversion is being exercised, registered and delivered in accordance with the instructions contained in the Conversion Form.

3.3        Right to Convert

(a)

The Corporation shall have the right, at any time that the Current Market Price exceeds 150% of the Conversion Price (the “Forced Conversion Event”), to require that the Debenture be converted into Common Shares at the Conversion Price in accordance with the procedures set forth in subsection 3.3(b).

(b)

The Corporation shall deliver to the Holder written notice of the Forced Conversion Event, whereupon such Holder shall surrender its Debenture for conversion in accordance with the procedures set out in Section 3.2.

(c)

Notwithstanding any other provision of this Agreement, the Corporation shall not exercise the automatic conversion privileges hereunder and convert any portion of the principal or accrued interest thereon to the extent that the automatic conversion will result in the Holder either (i) becoming a “Control Person” (as that term is defined in Policy 1.1 of the TSX Venture Exchange’s Corporate Finance Manual), unless the New Control Person Approval has been obtained, or (ii) be in violation of any other applicable listing requirement of the Exchange or regulatory requirement.

3.4        Prepayment Right

(a)

The Corporation may, at any time prior to the close of business on September 1, 2015, prepay up to $10,000,000 of the total principal amount outstanding of the Debenture (plus accrued but unpaid interest thereon), on not less than ten (10) Business Days’ notice to the Holder, at a price equal to 120% of the aggregate of principal and interest being converted.

(b)

Upon receipt of any notice of prepayment delivered by the Corporation to the Holder pursuant to this Section 3.4, the Holder shall have five (5) Business Days within which to exercise its right of conversion under Section 3 in respect of the amount proposed to be prepaid, after which the right of the Holder to exercise its right of conversion under Section 3 shall be forfeited in respect of such prepaid amount provided that funds in respect of such prepaid amount are actually paid by the Corporation to the Holder within a further five (5) Business Days.

(c)

All payments made by the Corporation pursuant to this Section 3.4 shall be made to such account as the Holder may specify from time to time, for value on the date when due, and shall be made in full in immediately available funds, without abatement, set-off or counterclaim for any reason whatsoever.

3.5        Adjustment of Conversion Price

The Conversion Price in effect at any date shall be subject to adjustment from time to time as follows:

(a)

If and whenever at any time the Corporation shall (i) subdivide or redivide the outstanding Common Shares into a greater number of Common Shares, (ii) reduce, combine or consolidate the outstanding Common Shares into a smaller number of Common Shares, or (iii) issue Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a dividend or distribution, the Conversion Price in effect on the effective date of such subdivision, redivision, reduction, combination or consolidation or on the record date for such issue of Common Shares by way of a dividend or distribution, as the case may be, shall in the case of the events referred to in (i) and (iii) above, be decreased in the proportion that the number of Common Shares outstanding immediately prior to such subdivision, redivision, dividend or distribution bears to the number of outstanding common shares resulting from such subdivision, redivision or distribution, or shall, in the case of the events referred to in (ii) above, be increased in the proportion that the number of Common Shares outstanding immediately prior to such reduction, combination or consolidation bears to the number of outstanding Common Shares resulting from such reduction, combination or consolidation. Such adjustment shall be made successively whenever any event referred to in this Section 3.5(a) shall occur; any such issue of Common Shares by way of a distribution shall be deemed to have been made on the record date for the distribution.

(b)

If and whenever at any time the Corporation shall fix a record date for the issuance of options, rights or warrants to all or substantially all the holders of its outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares (or securities convertible into or exercisable or exchangeable for Common Shares) at a price per Common Share (or having a conversion, exercise or exchange price per Common Share) less than the Current Market Price of the Common Shares on such record date, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, the numerator of which shall be the total number of Common Shares outstanding on such record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate conversion or exchange price of the convertible or exchangeable securities so offered by such Current Market Price per Common Share, and the denominator of which shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares offered for subscription or purchase (or into which the convertible or exchangeable securities so offered are convertible or exchangeable). Any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed; to the extent that any such options, rights or warrants are not exercised prior to the expiration thereof, the Conversion Price shall be readjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based upon the number of Common Shares (or securities convertible or exchangeable into Common Shares) actually issued upon the exercise of such rights or warrants, as the case may be. In the event that such Common Shares are not listed and quoted for trading in a public market, the price per Common Share shall be the fair market value of such Common Shares, which shall be determined by the Board of Directors in their sole discretion.

(c)

If and whenever at any time the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Common Shares of (i) Common Shares or shares of any class, whether of the Corporation or any other corporation, (ii) rights, options or warrants (excluding those referred to in Subsection 3.5(b)) (iii) evidences of indebtedness or (iv) assets then, in each such case, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price per Common Share on such record date, less the fair market value (as determined by the Board of Directors, which determination shall absent manifest error or fraud be conclusive) of such Common Shares, rights, options, warrants, evidences of indebtedness or assets so distributed, and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price per Common Share; any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed; to the extent that such distribution is not so made, the Conversion Price shall be readjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based upon such Common Shares or rights, options or warrants or evidences of indebtedness or assets actually distributed, as the case may be.

(d)

If and whenever at any time, there is (A) any reclassification of or amendment to the outstanding Common Shares, any change of the Common Shares into other shares or any other reorganization of the Corporation (other than as described in Section 3.5(c)), (B) any consolidation, amalgamation, arrangement, merger or other form of business combination of the Corporation with or into any other corporation resulting in any reclassification of the outstanding Common Shares, any change of the Common Shares into other shares or any other reorganization of the Corporation, or (C) any sale, lease, exchange or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or entity, then, in each such event, the Holder of this Debenture which is thereafter redeemed by conversion or converted, shall be entitled to receive, and shall accept, in lieu of the number of Common Shares to which such Holder was theretofore entitled, the kind and number or amount of shares or other securities or property which such Holder would have been entitled to receive as a result of such event if, on the effective date thereof, such Holder had been the registered holder of the number of Common Shares to which such Holder was theretofore entitled upon hereunder. If necessary as a result of any such event, appropriate adjustments will be made in the application of the provisions set forth in this subsection with respect to the rights and interests thereafter of the Holder of this Debenture to the end that the provisions set forth in this subsection will thereafter correspondingly be made applicable, as nearly as may reasonably be necessary, in relation to any shares or other securities or property thereafter deliverable hereunder. Any such adjustments will be made by the directors, acting reasonably, and shall for all purposes be conclusively deemed to be an appropriate adjustment.

(e)

In any case in which this Section 3.5 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the Holder of any Debenture converted after such event, any additional Common Shares issuable upon such conversion by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that the Corporation shall deliver to such Holder an appropriate instrument evidencing such Holders right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment.

(f)

In any case in which Sections 3.5(b) or 3.5(c) require that an adjustment be made to the Conversion Price, no such adjustment shall be made if the Holder of the outstanding Debenture receives the rights or warrants referred to in Section 3.5(b) or the Common Shares, shares, rights, options, warrants, evidences of indebtedness or assets referred to in Section 3.5(c), as the case may be, in such kind and number as they would have received if they had been holders of Common Shares on the applicable record date or effective date, as the case may be, by virtue of the outstanding Debenture having been converted into Common Shares at the Conversion Price in effect on the applicable record date or effective date, as the case may be.

(g)

The adjustments provided for in this Section 3.5 are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section, provided that, notwithstanding any other provision of this Section, no adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price then in effect; provided however that any adjustments which by reason of this Section 3.5(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(h)

In the event of any question arising with respect to the adjustments provided in this Section 3.5, such questions shall be conclusively determined by a firm of chartered accountants (who may be the auditors of the Corporation) appointed by the Corporation and acceptable to the Holder, acting reasonably; such accountants shall have access to all necessary records of the Corporation and such determination shall be binding upon the Corporation and the Holder.

(i)

In the event of any adjustment to the Conversion Price pursuant to this Section 3.5, the number of Common Shares issuable upon the conversion of the Debenture shall be simultaneously adjusted by multiplying the number of Common Shares issuable upon conversion immediately prior to such adjustment by a fraction which shall be the reciprocal of the fraction used in the adjustment of the Conversion Price.

3.6        No Requirement to Issue Fractional Common Shares

The Corporation shall not be required to issue fractional Common Shares upon the conversion of Debenture pursuant to this Article and in any such case, the number of Common Shares issuable upon conversion hereof shall be rounded down to the nearest whole number, without payment or compensation therefor.

3.7        Cancellation of Converted Debenture

Any Debenture converted in whole under the provisions of this Article shall be forthwith delivered to, and cancelled by, the Corporation.

3.8        Notice of Special Matters

The Corporation covenants that so long as any Debenture remains outstanding, it will give notice to the Holders of its intention to fix a record date for any event referred to in Section 3.5 which may give rise to an adjustment in the Conversion Price, and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Corporation shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than 14 days in each case prior to such applicable record date.

3.9        Prohibition on Exercise by U.S. Persons

(a)

The Debenture may not be exercised in the United States or by or on behalf of a U.S. Person unless an exemption is available from the registration requirements of the 1933 Act and applicable state securities laws and the holder of the Debenture has furnished an opinion of counsel of recognized standing in form and substance satisfactory to the Corporation to such effect.

(b)	Any holder which converts a Debenture shall provide to the Corporation either:

(i)

a written certification that such holder (a) at the time of conversion of the Debenture is not in the United States; (b) is not a U.S. Person and is not converting the Debenture, on behalf of a U.S. Person; and (c) did not execute or deliver the Conversion Form for the Debenture in the United States; or

(ii)

a written opinion of counsel of recognized standing in form and substance satisfactory to the Corporation to the effect that an exemption from the registration requirements of the 1933 Act and applicable state securities laws is available for the issuance of the Common Shares issuable on conversion of the Debenture.

No certificates representing Common Shares will be registered or delivered to an address in the United States unless the holder of Debenture complies with the requirements of Section 3.9(b) above.

ARTICLE 4
SECURITY AND RANKING OF THE DEBENTURE

4.1        Charge.

In consideration of the premises herein contained and to secure the due payment of the principal and interest and all other moneys from time to time owing pursuant to the Debenture, and the performance by the Corporation of the obligations contained herein, the Corporation hereby mortgages, assigns, pledges, transfers, and charges in favour of the Holder, a continuing security interest in and to the whole of its Property. The Corporation hereby acknowledges that: (i) value has been given; (ii) the Corporation has rights in its Property (other than after-acquired property); and (iii) it has not agreed to postpone the time of attachment of the security interest granted hereunder.

4.2        Exceptions re Leaseholds and Contractual Rights.

The last day of the term of any lease, sublease or agreement therefor is specifically excepted from the Lien created by this Debenture, but the Corporation agrees to stand possessed of such last day in trust for the Holder and the Corporation shall assign and dispose thereof in accordance with such direction. To the extent that the Lien created by this Debenture in any contractual rights would constitute a breach or cause the acceleration of such contract, said Lien shall not be granted hereunder but the Corporation shall hold its interest therein in trust for the Holder, shall use its best efforts to obtain the appropriate consents to the attachment of said Lien and shall grant a Lien in such contractual rights to the Holder forthwith upon obtaining the appropriate consents to the attachment of said Lien.

4.3        Priority of Security.

Subject to Section 2.4, the Lien granted pursuant to the terms of this Debenture will be a first ranking Lien over the Collateral, subject to Permitted Liens and any Specified Priority Encumbrances.

4.4        Supplemental Documents.

The Corporation shall execute and deliver such further agreements supplemental hereto, which shall thereafter form part hereof, for the purpose of mortgaging, charging, pledging or securing in favour of the Holder any property now owned or hereafter acquired by the Corporation and falling within the description of the Collateral, for correcting or amplifying the description of any Collateral hereby charged or secured or intended so to be, for curing any defect in the execution or delivery of this Debenture, or for any other purpose not inconsistent with the terms of this Debenture.

4.5        Continuing Security.

Any and all payments made at any time in respect of the obligations under the Debenture and the proceeds realized from any securities held therefor (including moneys realized from the enforcement of this Debenture) may be applied (and reapplied from time to time notwithstanding any previous application) to such part or parts of the obligations under the Debenture. The Corporation shall be accountable for any deficiency and the Holder shall be accountable for any surplus.

4.6        Additional Security.

The Corporation shall deliver to the Holder any other security documentation, including any and all estoppels, acknowledgements, consents, subordinations, postponements or priority or inter-creditor agreements, as the Holder deems necessary, acting reasonably.

4.7        Negative Pledge.

The Corporation shall not be at liberty to and shall not, except in respect of the Permitted Liens and the Specified Priority Encumbrances, create or incur any security of any kind whatsoever upon the Collateral without granting to the Holder then outstanding additional security so that the Holder shall remain in the same position as if no further security had been created or incurred.

4.8        Obligation to Pay Not Impaired.

Nothing contained in this Section 4.8 or elsewhere in this Debenture is intended to or shall impair, as between the Corporation, its creditors other than the holders of the Specified Priority Encumbrances, and the Holder of the Debenture, the obligation of the Corporation, which is absolute and unconditional, to pay to the Holder of the Debenture the principal of, premium, if any, and interest on the Debenture, as and when the same shall become due and payable in accordance with their terms, or affect the relative rights of the Holder of the Debenture and creditors of the Corporation other than the holder(s) of the Specified Priority Encumbrances, nor shall anything herein or therein prevent the Holder of any Debenture from exercising all remedies otherwise permitted by applicable law or under the Debenture, subject to the rights, if any, of the holder(s) of Specified Priority Encumbrances under this Section 4.8.

4.9        Payment on Debenture Permitted.

Nothing contained in this Section 4.9 or elsewhere in this Debenture, shall affect the obligation of the Corporation to make, or prevent the Corporation from making, any payment of principal of, premium, if any, or interest on the Debenture.

4.10      Registration and Counsel’s Opinion.

The Corporation shall, from time to time, at the expense of the Corporation:

(a)

record, file, enter or register or cause to be recorded, filed, entered or registered, this Debenture, all other Collateral Documents, financing statements and all other instruments without delay, where necessary or advisable in perfecting the Liens and the rights of the Holder of Debenture hereunder for such action to be taken, and under the provisions of all applicable personal property security statutes;

(b)

renew or cause to be renewed the recordings, filings or registrations made in respect of the Collateral Documents from time to time as and when required to maintain the perfection and priority of the Liens granted pursuant to the Collateral Documents. The Corporation agrees that the Holder shall have the right to require the form of this Debenture be amended to reflect any changes in laws, whether arising as a result of statutory amendments, court decisions or otherwise, in order to confer upon the Holder, the Liens intended to be created hereby; and

(c)

deliver or exhibit to the Holder, on demand, certificates or other forms of confirmation acceptable to the Holder establishing such registration or recording, and renew the same from time to time, if such renewal is necessary in Counsel’s opinion to preserve or protect the Liens created pursuant to the Collateral Documents.

If the Corporation fails to perform its obligations under this Section 4.10, the Holder may, in its discretion, perform any such obligation capable of being performed by it at the expense of the Corporation.

4.11      Defeasance.

Upon payment by the Corporation to the Holders of all amounts owing under the Debenture, including but not limited to principal and interest, and all other money secured by this Debenture and provided the Security granted herein constituted shall not have become enforceable, then the Collateral shall revert and revest in the Corporation without any release, acquittance, reconveyance, re-entry or other act or formality whatsoever, but the Holder shall nevertheless, within thirty (30) days of being requested in writing by the Corporation, execute, acknowledge or deliver to the Corporation a full release and reconveyance of the Collateral or such parts thereof as shall not have been disposed under the powers herein contained and such further and other documents reasonably requested by the Corporation.

ARTICLE 5
POSSESSION, USE AND RELEASE OF COLLATERAL

5.1        Possession Until Default.

Until the Security hereby constituted shall have become enforceable and the Holder shall have determined to enforce the same, the Corporation shall be permitted in the same manner and to the same extent as if this Debenture had not been executed, but subject to the express terms hereof, to possess, operate, manage, use and enjoy its Property and to take and use the rents, income and profits thereof.

5.2        Collection of Payments.

It is hereby expressly agreed that until the Security hereby constituted shall have become enforceable and the Holder shall have determined to enforce the same, the Corporation shall be permitted to collect and receive or payments payable under any of its agreements, if any, as and when the same shall become due and payable according to the terms of such agreements.

5.3        Discretion of Holder as to Dealing with Collateral.

Subject to the Security hereby constituted becoming enforceable the Holder may at any time and from time to time upon the application (evidenced by certified resolution of the Directors) and at the cost of the Corporation, do or concur in doing all or any of the following things:

(a)	assent to any modification of or change in any agreement, license, privilege, franchise, concession and contract forming, or which may be subsisting in respect of, any part of the Collateral;

(b)	permit the Corporation to receive any of the Collateral or the documents of title thereto or an undertaking to deal with the same in a specified manner;

(c)	settle, adjust, refer to arbitration, compromise and arrange all accounts, reckonings, controversies, questions, claims and demands whatsoever in relation to any of the Collateral; and

(d)

execute and do all such contracts, deeds, documents and things and bring, defend and abandon all such actions, suits and proceedings in relation to any of the Collateral for purposes not inconsistent with the provisions of this Debenture as may seem expedient.

5.4        Generally as to Releases.

The powers, rights and discretions conferred upon the Holder and the Corporation by this Article 5 shall be deemed to be several and not dependent on each other and each such power, right or discretion shall accordingly be construed as complete in itself and not by reference to any other such right, power or discretion; and the exercise of any one or more of such powers, rights and discretions, or any combination of them, from time to time shall not be deemed to exhaust the right of the Holder or the Corporation to exercise such powers, rights or discretions, or combination of them, thereafter from time to time.

5.5        Liability of Holder.

Neither the Holder nor any receiver shall: (i) be responsible or liable for any debts contracted by it, for damages to persons or property, for salaries or for non-fulfilment of contracts during any period when the Holder or any receiver shall manage or be in possession of the Collateral; (ii) be liable to account as mortgagee in possession or for anything except actual receipts or be liable for any loss on realization or for any default or omission for which a mortgagee in possession may be liable; (iii) be bound to do, observe or perform or to see to the observance or performance by the Corporation of any obligations or covenants imposed upon the Corporation; or (iv) in the case of any chattel paper, security or instrument, be obligated to preserve rights against any other persons.

5.6        Mandatory Provisions of Applicable Law.

All rights, remedies and powers provided herein may be exercised only to the extent that the exercise thereof does not violate any mandatory provision of applicable law and all provisions of this Debenture are intended to be subject to all mandatory provisions of applicable law which may be controlling in the premises and to be limited to the extent necessary so that they will not render this Debenture invalid, unenforceable or not entitled to be recorded, registered or filed under any mandatory provisions of applicable law. If any mandatory provision of applicable law shall provide for different or additional requirements than or to those specified herein as prerequisites to or incidental to the realization, sale or foreclosure of the Collateral or any part thereof, then, to that extent, such laws shall be deemed to have been set forth herein at length, and any conflicting provisions hereof shall be disregarded, and the method of realization, sale or foreclosure of the Collateral required by any such laws shall, insofar as may be necessary, be substituted herein as the method of realization, sale or foreclosure in lieu of that set forth above. Any provision hereof contrary to mandatory provisions of applicable law shall be deemed to be ineffective and shall be severable from and not invalidate any other provision of this Debenture.

5.7        Further Assurances.

The Corporation hereby covenants and agrees that it will at all times do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, mortgages, transfers, assignments and assurances as the Holder may reasonably require for the better accomplishing and effectuating the purpose of this Debenture.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES

The Corporation represents and warrants to the Holder for the benefit of the Holder of the Debenture that as of the date hereof:

6.1        Existence and Qualification.

The Corporation and each of its Subsidiaries (i) has been duly formed, incorporated, amalgamated, merged, created or continued, as the case may be, and is validly subsisting and in good standing as a corporation under the laws of its jurisdiction of formation, amalgamation, merger or continuance, as the case may be, and (ii) has all Material Licenses and, except as could not reasonably be expected to have a Material Adverse Effect, is duly qualified to carry on its business in each jurisdiction in which the nature of its business requires qualification.

6.2        Power and Authority.

Each of the Corporation and its Subsidiaries has the corporate power and authority to enter into, and to exercise its rights and perform its obligations under, the Debenture to which it is a party. The Corporation and each of its Subsidiaries has the corporate power and authority to own its Property and carry on its business as currently conducted and as currently proposed to be conducted by it.

6.3        Execution, Delivery, Performance and Enforceability of Documents.

The execution, delivery and performance of the Debenture has been duly authorized by all corporate actions required, and this Debenture has been duly executed and delivered. The Debenture constitutes the legal, valid and binding obligation of the Corporation, enforceable against it in accordance with its terms (except, in any case, as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by principles of equity).

6.4        Compliance with Applicable Laws, Organizational Documents and Contractual Obligations.

None of the execution or delivery of, the consummation of the transactions contemplated in, or compliance with the terms, conditions and provisions of the Debenture or related documents by the Corporation, conflicts with or results in any breach of, or constitutes a default under or contravention of, any organizational documents of the Corporation, any applicable law, or any Material Contract or Material License, except for any conflict, breach, default or contravention which could not reasonably be expected to have a Material Adverse Effect, or results or will result in the creation or imposition of any Lien upon any of its Property except for Permitted Liens.

6.5        Consent Respecting Debenture Documents.

The Corporation has obtained, made or taken all consents, approvals, authorizations, declarations, registrations, filings, notices and other actions whatsoever required by any governmental authority (except for registrations or filings which may be required in respect of the Collateral Documents) to enable it to execute and deliver the Debenture and related documents to which it is a party and to consummate the transactions contemplated in the Debenture, save and except for approval of the TSX Venture Exchange or any other applicable Exchange, which approvals the Corporation will use its commercially reasonable efforts to obtain, to the extent applicable, immediately following the execution of this Debenture.

6.6        Taxes.

The Corporation and each of its Subsidiaries has paid or made adequate provision for the payment of all Taxes which are due and payable by it, including interest and penalties, or has accrued such amounts in its financial statements for the payment of such Taxes except for charges, fees or dues which are not material in amount, not delinquent or if delinquent are being contested in good faith, and in respect of which non-payment would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

6.7        Absence of Litigation.

There are no actions, suits or proceedings pending or, to its knowledge, threatened against or affecting the Corporation or any of its Subsidiaries which could reasonably be expected to have a Material Adverse Effect.

6.8        Title to Assets.

The Corporation and each of its Subsidiaries has good title to, or the right to use, its assets, free and clear of all Liens except Permitted Liens.

6.9        Insurance.

The Corporation and each of its Subsidiaries that operate a business, has maintained and maintains insurance which is in full force and effect and complies with all of the requirements of this Debenture.

6.10      Compliance with Laws.

Neither the Corporation nor any of its Subsidiaries is in default under any applicable law, except where default thereunder, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

6.11      No Default or Event of Default.

No default or Event of Default has occurred which is continuing.

6.12      Financial Statements.

All of the quarterly and annual financial statements which have been issued by the Corporation prior to the date hereof are complete in all material respects and such financial statements fairly present the results of operations and financial position of the Corporation and its Subsidiaries as of the dates referred to therein and have been prepared in accordance with GAAP (or prior to December 1, 2014 IFRS) or, where applicable, Canadian Generally Accepted Accounting Principles. The Corporation and its Subsidiaries do not have any liabilities (contingent or other) or other obligations of the type required to be disclosed in accordance with GAAP (or prior to December 1, 2014 IFRS) which are not fully disclosed on the financial statements issued by the Corporation prior to the date hereof, other than liabilities and obligations incurred in the ordinary course of its business.

6.13      No Material Adverse Effect.

Since the date of the Corporation’s most recent annual audited financial statements and its respective most recent unaudited financial statements, there has been no condition (financial or otherwise), event or change in its business, liabilities, operations, results of operations, or assets which constitutes or has, or could reasonably be expected to constitute or have, a Material Adverse Effect.

6.14      Debt.

Neither the Corporation nor any of its Subsidiaries has any debt as of the date hereof, except (a) trade payables and deferred revenue, which are incurred in the ordinary course of business, (b) indebtedness owing in an amount up to $11,000,000 to a Commercial Lender (including the SVB Credit Agreement), and (c) a revolving credit facility issued by the Holder or related party to the Corporation in the amount of up to $5,000,000.

6.15      Collateral Documents.

The Collateral Documents, upon execution and delivery thereof by the parties thereto, will create in favour of the Holders of the Debenture, a legal, valid and enforceable Lien in the Collateral and (i) if and when any Collateral which is a security for the purposes of the Securities Transfer Act (Ontario) is required to be and is delivered to the Holder in Ontario, together with an effective endorsement, the Holder shall have, subject to any Permitted Liens and the Specified Priority Encumbrance, a fully perfected first priority Lien on and in, all right, title and interest of the Corporation, prior and superior in right to any Liens on such security to which the Personal Property Security Act (Ontario) applies, and (ii) when financing statements in appropriate form have been duly filed in the offices where such filing is required to perfect such Liens created under the Collateral Documents (other than with respect to any security as specified in subsection (i)) will constitute a fully perfected Lien on and in, all right, title and interest of the Corporation to the extent perfection can be obtained by filing Personal Property Security Act (Ontario) or similar financing statements, in each case prior and superior in right to any other Person, other than with respect to Permitted Liens.

ARTICLE 7
COVENANTS OF THE CORPORATION

7.1        General Covenants

The Corporation covenants with the Holder as follows:

(a)

the Corporation will duly and punctually pay or cause to be paid to the Holder the principal of and interest accrued on the Debenture (including, in the case of default, interest on the amount in default) on the dates, at the places, and in the manner mentioned herein;

(b)	the Corporation will use its reasonable best efforts to preserve and maintain its corporate existence and will carry on and conduct its business in a proper and efficient manner;

(c)

the Corporation will use its reasonable best efforts to remain a reporting issuer not in default of the requirements of the applicable securities laws in the Canadian jurisdictions in which the Corporation is currently a reporting issuer and to ensure that the Corporation shall make all requisite filings under applicable securities legislation necessary to remain a reporting issuer not in default;

(d)

the Corporation shall, so long as the Debenture remains outstanding, reserve and there shall remain unissued out of its authorized capital, a sufficient number of Common Shares to satisfy the right of conversion herein provided for and when issued and delivered as directed, such Common Shares shall be issued as fully paid and non-assessable Common Shares;

(e)

the Corporation will furnish to the Holder a copy of all financial statements, whether annual or quarterly, of the Corporation and the report if any, of the Corporation’s auditors thereon at the same time as they are furnished to the Shareholders after the date hereof and prior to the Maturity Date;

(f)

the Corporation will forthwith notify the Holder in writing in the event (i) of the occurrence of an Event of Default or of any event or circumstance that, with the giving of notice or lapse of time or both, would constitute an Event of Default and (ii) that the Corporation changes its name or the location of its principal office; and

(g)	the Corporation will duly and punctually perform and carry out all of the acts or things to be done by it, and perform all covenants required to be performed by it as provided in this Debenture.

7.2        Affirmative Covenants

To the extent required by any applicable Exchange or regulatory requirement, the Corporation covenants with the Holder to call a meeting of its shareholders by no later than March 31, 2015 for the purpose of obtaining the New Control Person Approval.

ARTICLE 8
DEFAULT AND ENFORCEMENT

8.1        Events of Default

Each of the following events is, for the purposes of the Debenture, an “Event of Default”:

(a)	if any payment on account of principal owing on any Debenture is not paid when the same becomes due under any provision hereof; or

(b)	if any payment on account of interest owing on any Debenture which is due is not made within 15 Business Days of the date same becomes due under any provision hereof; or

(c)

if the Corporation is in default in observing or performing any other covenant or condition of this Debenture on its part to be observed or performed and if such default continues for a period of 30 days after notice in writing has been given to the Corporation by the Holder specifying such default and requiring the Corporation to rectify the same, unless the Holder (having regard to the subject matter of the default) shall have agreed to a longer period and, in such event for the longer period agreed to by the Holder; or

(d)

if an order shall be made or an effective resolution passed for the winding-up, liquidation or dissolution of the Corporation or any Guarantor, except in the course of carrying out or pursuant to a transaction which is otherwise permitted herein; or

(e)

if the Corporation or any Guarantor commences or institutes proceedings to be adjudicated or declared a bankrupt or insolvent, or if the Corporation or any Guarantor shall make a general assignment for the benefit of its creditors or a proposal under the Bankruptcy and Insolvency Act (Canada), or shall be declared bankrupt or becomes insolvent or consents to the institution of bankruptcy or insolvency proceedings against it under such Act or any other bankruptcy, insolvency or analogous laws, or petitions or applies to any tribunal for the appointment of a receiver, receiver-manager, receiver and manager, custodian, liquidator or trustee, or a person with like powers, or if the Corporation or any Guarantor passes any resolution for its winding-up or liquidation, or commences any proceeding relating to it under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute, or admits in writing its inability to pay its debts generally as they become due or by any act indicates its consent to, approval of, or acquiescence in, any such proceedings for a substantial portion of its property, or if a receiver and manager, liquidator, trustee, custodian or sequestrator or any other Person with similar powers shall be appointed (and such appointment is not dismissed or stayed by the Corporation or the Guarantor, as applicable, within 30 days) in respect of the Corporation or the Guarantor or of the property of the Corporation or the Guarantor; or

(f)

if an encumbrancer shall take possession of the property of the Corporation, or if a distress or execution or any similar process shall be levied or enforced against the property of the Corporation or any part thereof and remain unsatisfied for such period as would permit such property or such part thereof to be sold thereunder; or

(g)

if an order is made or legislation enacted by a competent body having authority for the expropriation, confiscation, forfeiture, escheating, other taking or compulsory divestiture, whether or not with compensation, of all or any portion of the assets of the Corporation which is material having regard to the net value of the assets of the Corporation and such order or legislation remains in effect and has not been stayed by a court of competent jurisdiction for a period of more than 30 days from the day of pronouncement of the order or enactment of the legislation, as the case may be; or

(h)	if the Debenture shall become unenforceable, or be alleged by the Corporation to be unenforceable; or

(i)	the Corporation failing to obtain approval of the TSX Venture Exchange or any other applicable Exchange relating to the issuance of this Debenture, by June 30, 2015, to the extent applicable; or

(j)	the Corporation failing to obtain the New Control Person Approval by June 30, 2015, to the extent applicable.

8.2        Notice of Events of Default

(a)

If an Event of Default shall occur and is continuing, the Corporation shall, within 10 Business Days after it becomes aware of the occurrence of such Event of Default, give notice thereof to the Holder.

(b)

Where notice of the occurrence of an Event of Default has been given and the Event of Default is thereafter cured, notice that the Event of Default is no longer continuing shall be given by the Corporation to the Holders within 10 Business Days after the Event of Default has been cured.

8.3        Acceleration on Default

If any Event of Default has occurred and is continuing, the Holders of more than 50% of the principal amount of the Debenture may, by notice in writing to the Corporation, declare the principal of and interest on the Debenture then outstanding and any other moneys payable thereunder, to be due and payable and the same shall forthwith become immediately due and payable to the Holders, and the Corporation shall pay forthwith to the Holders the principal of and accrued and unpaid interest on such Debenture and all other moneys payable thereunder, together with subsequent interest thereon at the rate borne by the Debenture from the date of such declaration until payment is received by the Holders. Such payment when made shall be deemed to have been made in discharge of the Corporation’s obligations hereunder.

8.4        Waiver of Default

If an Event of Default shall have occurred, the Holders of more than 50% of the principal amount of the Debenture then outstanding shall have the power by instrument signed by such Holders to waive any Event of Default hereunder and/or to cancel any declaration pursuant to Section 8.3 and the Holders shall thereupon waive the Event of Default and/or cancel such declaration upon such terms and conditions as such Holders shall prescribe.

8.5        Application of Moneys

Unless otherwise provided herein, any moneys arising from any enforcement hereof by any Holder of a Debenture, shall be held in trust and applied together with any moneys then or thereafter available for the purpose, as follows:

(a)

first, in or towards payment of the principal of all of the Debentures then outstanding, thereafter in or towards payment of the accrued and unpaid interest and interest on overdue interest on such Debentures, or if the Holders, by instrument signed by the Holders of more than 66 2/3% of the principal amount of the Debentures then outstanding shall have directed payments to be made in accordance with any other order of priority, or without priority as between principal, interest and any additional amounts, then such moneys shall be applied in accordance with such direction; and

(b)	second, the surplus (if any) of such moneys shall be paid to the Corporation or as it may direct.

8.6        Distribution of Moneys

Payments to Holders pursuant to Section 8.5(a) shall be made as follows:

(a)

at least 15 days’ notice of every such payment shall be given in the manner provided in Article 12 specifying the date and time when and the place or places where such payment is to be made and the amount of the payment and the application thereof as between principal and interest;

(b)

payment of any Debenture shall be made upon presentation thereof at the principal office of the Holder and any such Debenture thereby paid in full shall be surrendered, otherwise a notation of such payment shall be endorsed thereon; but the Holder may in its discretion dispense with presentation and surrender or endorsement in any special case upon receipt by it of such indemnity as it shall consider sufficient; and

(c)

from and after the date of payment specified in the notice, interest shall accrue only in respect of such amount which is owing and is duly presented on or after the date so specified and payment of such amount is not made.

8.7        Remedies Cumulative

No remedy herein conferred upon or reserved to the Holders of the Debenture is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing by law or by statute.

8.8        Immunity of Certain Persons

The Holders waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, director, officer, employee or agent of the Corporation and the Shareholders or of any Successor Corporation for the payment of the principal of or interest on the Debenture or on any covenant, agreement, representation or warranty by the Corporation contained herein.

8.9        Judgment Against the Corporation

In the case of any judicial or other proceedings to obtain judgment for the principal of or interest on the Debenture, judgment may be rendered against the Corporation in favour of the Holders for any amount which may remain due in respect of the Debenture.

ARTICLE 9
SATISFACTION AND DISCHARGE

9.1        Cancellation and Destruction

All matured Debentures shall forthwith after payment thereof be delivered to the Corporation and cancelled by it. All Debentures which are cancelled or required to be cancelled under this or any other provision of this Debenture shall, on receipt, be destroyed by the Corporation.

9.2        Non-Presentation of Debenture

If the Holder of any Debenture shall fail to present the same for payment on the date on which the principal thereof and/or the interest thereon or represented thereby becomes payable, either at maturity or otherwise, or shall not accept payment on account thereof and give such receipt therefor (if any) as the Corporation may require, the Corporation shall be entitled to set aside the principal moneys and/or the interest as the case may be, in trust to be paid to the Holder of such Debenture upon due presentation and surrender thereof in accordance with the provisions of this Debenture; and thereupon the principal moneys and/or the interest payable on or represented by each Debenture in respect whereof such moneys have been set aside shall be deemed to have been paid and thereafter such Debenture shall not be considered as outstanding hereunder and the Holders thereof shall thereafter have no right in respect thereof except that of receiving payment of the moneys so set aside by the Corporation (without interest thereon) upon due presentation and surrender thereof, subject always to the provisions of Section 9.3.

9.3        Repayment of Unclaimed Moneys

Any moneys set aside under Section 9.2 and not claimed by and paid to any Holder of a Debenture within six years after the date of such setting aside shall, subject to applicable law, be repaid to the Corporation and thereafter the Holder of a Debenture in respect of which such moneys were so paid to the Corporation shall have no rights in respect thereof except to obtain payment of such moneys without interest thereon from the Corporation.

9.4        Discharge

Upon the payment by the Corporation of all of the principal and interest due on the Debenture (including interest on amounts in default), this Debenture shall automatically terminate and the Corporation and the Guarantors shall be released from all covenants contained herein. Notwithstanding the foregoing, at the expense of the Corporation, the Holder shall, at the request of the Corporation, execute and deliver to the Corporation such deeds or other instruments as shall be necessary to evidence the satisfaction and discharge of the Debenture and to release the Corporation from its covenants contained herein.

ARTICLE 10
SUCCESSOR CORPORATIONS

10.1      Certain Requirements in Respect of Merger, etc.

The Corporation shall not enter into any transaction (whether by reconstruction, reorganization, consolidation, amalgamation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of such amalgamation or merger, of the continuing company resulting therefrom (the “Successor Corporation”), unless:

(a)

the Successor Corporation shall execute, prior to or contemporaneously with the completion of such transaction, such other instruments as in the opinion of Counsel are necessary or advisable to evidence the assumption by the Successor Corporation of the liability for the due and punctual payment of all the Debentures and the interest thereon and all other moneys payable hereunder and the covenant of such Successor Corporation to pay the same and its agreement to observe and perform all the covenants and obligations of the Corporation under this Debenture; and

(b)

no condition or event shall exist in respect of the Corporation or the Successor Corporation, either at the time of such transaction or immediately thereafter after giving full effect thereto, which constitutes or would, after the giving of notice or the lapse of time or both, constitute an Event of Default hereunder.

10.2      Vesting of Powers in Successor

Whenever the conditions of Section 10.1 have been duly observed and performed, the Corporation shall execute and deliver such required documentation and thereupon:

(a)

the Successor Corporation shall possess and from time to time may exercise each and every right and power of the Corporation under the Debenture in the name of the Corporation or otherwise, and any act or proceeding by any provision of the Debenture required to be done or performed by the Corporation may be done and performed with like force and effect by such Successor Corporation; and

(b)	the Corporation shall be released and discharged from liability under the Debenture.

ARTICLE 11
GUARANTEE

11.1      Guarantee

All obligations of the Holder shall be jointly and severally guaranteed by each Canadian and United States Subsidiary that is not an Immaterial Subsidiary (collectively, the “Guarantors”) as signatories to this Debenture.

11.2      Joint and Several

Each of the Guarantors hereby agrees to be jointly and severally liable for, and hereby irrevocably and unconditionally guarantees to the Holder and their respective successors and assigns, the full and prompt payment when due (whether at stated maturity, by acceleration or otherwise) and at all times thereafter, and performance, of all of the obligations owed or hereafter owing to the Holder by the Corporation hereunder. Each of the Guarantors agrees that its guarantee obligation hereunder is a continuing guarantee of payment and performance and not of collection, that its obligations under this Guarantee shall not be discharged until payment and performance, in full, of all of the obligations of the Corporation under the Debenture have occurred and this Debenture has been terminated, and that its obligations hereunder shall be primary, absolute and unconditional.

The obligations of the Guarantors hereunder shall not be satisfied, reduced or discharged by any intermediate payment, settlement or satisfaction of the whole or any part of the principal, interest, fees or other money or amounts which may at any time be or become owing or payable under, by virtue of, or otherwise in connection with the obligations of the Corporation under this Debenture or any of the documents executed in connection herewith.

The Guarantors shall be regarded, and shall be in the same position, as principal debtor with respect to the obligations of the Corporation hereunder and any amounts expressed to be payable from the Guarantors shall be recoverable from the Guarantors as primary obligors and principal debtors in respect thereof.

11.3      Charge

In consideration of the premises herein contained and to secure the due payment of the principal and interest and all other moneys from time to time owing pursuant to the Debenture, and the performance by the Corporation and the Guarantors of the obligations contained herein, each Guarantor hereby mortgages, assigns, pledges, transfers, and charges in favour of the Holder, a continuing security interest in and to the whole of its Property, subject to Permitted Liens. Notwithstanding the foregoing, the collateral shall not be deemed to include (a) more than 65% of the capital stock of any direct foreign Subsidiary; (b) any Disputed Intellectual Property whether registered or not, except that the collateral shall include all accounts, general intangibles, instruments, and chattel paper that consist of other rights to payment and proceeds from the sale, licensing or disposition of any part, or rights in, the intellectual property (the “Rights to Payment”); (c) intent-to-use trademarks; or (d) any rights or interests in or under, any license, contract, permit, instrument, security or franchise to which the Guarantor is a party or any of its rights or interests thereunder to the extent, but only to the extent, that such a grant would, under the terms of such license, contract, permit, instrument, security or franchise, result in a breach of the terms of, or constitute a default under, such license, contract, permit, instrument, security or franchise (other than to the extent that any such term would be rendered ineffective pursuant to the Uniform Commercial Code or any other applicable law or principles of equity), provided, that immediately upon the ineffectiveness, lapse or termination of any such provision the collateral shall include, and the Guarantor shall be deemed to have granted a security interest in, all such rights and interests as if such provision had never been in effect. Notwithstanding the foregoing, if a judicial authority (including a U.S. Bankruptcy Court) holds that a security interest in the underlying Disputed Intellectual Property is necessary to have a security interest in the Rights to Payments, then the collateral shall automatically, and effect as of the date of this Debenture, include the Disputed Intellectual Property. Each Guarantor hereby acknowledges that: (i) value has been given; (ii) such Guarantor has rights in its Property (other than after-acquired property); and (iii) no Guarantor has agreed to postpone the time of attachment of the security interest granted hereunder. The provisions of Sections 4.2 to 4.10 of this Debenture shall also apply to each Guarantor with all necessary amendments to reflect application of such provisions to such Guarantor rather than the Corporation.

11.4      Subordinate; Waiver of Defences

The Guarantors hereby expressly and irrevocably subordinate to the payment of the obligations of the Corporation hereunder, any and all rights at law or in equity to reimbursement, exoneration, contribution, indemnification or set-off and any and all defences available to a surety, guarantor or accommodation co-obligor until all of the obligations of the Corporation hereunder are indefeasibly paid in full in cash and this Debenture has been terminated. The Guarantors further agree to waive any rights of subrogation arising at law or in equity.

The obligations of the Guarantors hereunder shall not be affected or impaired by any act, omission, matter or thing whatsoever, occurring before, upon or after any demand for payment hereunder which, but for this provision, might constitute a whole or partial defence to a claim against the Guarantors hereunder or might operate to release or otherwise exonerate the Guarantors from any of their obligations hereunder or otherwise affect such obligations. Each of the Guarantors hereby irrevocably waives any defence it may now or hereafter have in any way relating to any of the foregoing, including, without limitation:

(a)	any limitation of status or power, disability, incapacity or other circumstance relating to the Corporation or the Guarantors;

(b)	any irregularity, defect, unenforceability or invalidity in respect of any indebtedness or other obligation of the Corporation or any of the Guarantors;

(c)	any failure of the Corporation or any of the Guarantors to perform or to comply with any of the provisions of this Debenture or any documents executed in connection herewith;

(d)

the taking or enforcing or exercising or the refusal or neglect to take or enforce or exercise any right or remedy from or against the Corporation, the Guarantors or their respective assets or the release or discharge of any such right or remedy by the Holder;

(e)

the granting of time, renewals, extensions, compromises, concessions, waivers, releases, discharges and other indulgences to the Corporation or any Guarantor (except to the extent such Guarantor receives any such indulgence);

(f)	any amendment, restatement, variation, modification, supplement or replacement of this Debenture or any documents executed in connection herewith;

(g)

any change in the ownership, control, name, objects, businesses, assets, capital structure or constitution of the Corporation or any Guarantor or any merger or amalgamation of the Corporation or any Guarantor with any person or persons;

(h)	the existence of any claim, set-off or other rights that any Guarantor may have at any time against the Corporation, the Holder, whether in connection with the Debenture or otherwise; and

(i)	any other circumstance that might otherwise constitute a legal or equitable discharge or defence of any Guarantor.

11.5      Actions by Holder

The Holder, without releasing, discharging, limiting or otherwise affecting in whole or in part the Guarantors’ obligations and liabilities hereunder and without the consent of or notice to the Guarantors, may:

(a)	grant time, renewals, extensions, compromises, concessions, waivers, releases, discharges and any other indulgences to the Corporation or the Guarantors;

(b)	amend, vary, modify, supplement or replace this Debenture or any document issued in connection therewith or any other related document to which the Guarantors are not a party;

(c)	take or abstain from taking security or collateral from the Corporation or the Guarantors or from perfecting security or collateral of any such person;

(d)

release, discharge, compromise, realize, enforce or otherwise deal with or do any act or thing in respect of any security given by the Corporation or the Guarantors with respect to any of the obligations of the Corporation or the Guarantors contemplated by this Debenture;

(e)	accept compromises or arrangements from the Corporation or the Guarantors;

(f)	apply all money at any time received from the Corporation or either Guarantor or from any collateral to any part of the obligations outstanding under this Debenture as they may see fit; and

(g)	otherwise deal with, or waive or modify their right to deal with, the Corporation, the Guarantors and all other persons and securities as they may see fit.

ARTICLE 12
NOTICE

12.1      Notice to the Corporation

Any notice to the Corporation under the provisions of this Debenture shall be valid and effective if delivered personally to, if telecopied to, or, subject to Section 12.3, if given by registered mail, postage prepaid, addressed to, the Corporation at 240 Matheson Blvd. East, Mississauga, Ontario, L4Z 1X1, Attention: Mr. Scott Worthington, Chief Financial Officer, Facsimile No. (905) 282-9966, and shall be deemed to have been given on the date of delivery. The Corporation may from time to time notify the Holder of a change in address which thereafter, until changed by further notice, shall be the address of the Corporation for all purposes of this Debenture.

12.2      Notice to Holder

Except as otherwise expressly provided herein, all notices to be given hereunder with respect to the Debentures shall be valid and effective if such notice is delivered personally or, subject to Section 12.3, sent by registered mail, postage prepaid, addressed to the Holder at 46A, Avenue J. F. Kennedy, Luxembourg, Luxembourg, with a further copy sent to: 399 Park Avenue, 39th Floor, New York, NY 10022, Attention: Mr. Stephen Barnes, Head of Operations, Facsimile No. (212) 380-5801, email: ops@cyruscapital.com, or such other post office addresses appearing in any of the registers hereinbefore mentioned. Any notice so delivered shall be deemed to have been given on the day upon which it is delivered. Any accidental error, omission or failure in giving or in delivering or mailing any such notice or the non-receipt of any such notice by any Holder or Holders shall not invalidate or otherwise prejudicially affect any action or proceeding founded thereon.

12.3      Mail Service Interruption

If the Corporation determines that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice to the Holders hereunder, the Corporation shall, notwithstanding the provisions hereof, give such notice at the Corporation’s expense by means of publication in The Globe and Mail, national edition, or any other English language daily newspaper or newspapers of general circulation in Canada and any notice so published shall be deemed to have been given on the first date on which the publication takes place.

If, by reason of any actual or threatened interruption of mail service due to strike, lock-out or otherwise, any notice to be given to the Corporation would be unlikely to reach its destination in a timely manner, such notice shall be valid and effective only if delivered personally in accordance with Article 12.

[Signature page to follow]

IN WITNESS WHEREOF THE CORPORATION has caused this Debenture to be signed by an authorized officer as of the date first noted above.

SPHERE 3D CORPORATION

By:	“Eric Kelly”
Eric Kelly
Chief Executive Officer

By:	“Peter Tassiopoulos”
Peter Tassiopoulos
President

IN WITNESS WHEREOF THE CORPORATION has caused this Debenture to be signed by an authorized officer each of the Guarantors with respect to Article 12 as of the date first noted above.

SPHERE 3D INC.

By:	“Eric Kelly”
Eric Kelly
Chief Executive Officer

By:	“Peter Tassiopoulos”
Peter Tassiopoulos
President

V3 SYSTEMS HOLDINGS, INC.

By:	“Eric Kelly”
Eric Kelly
Chief Executive Officer

By:	“Peter Tassiopoulos”
Peter Tassiopoulos
Vice Chairman

OVERLAND STORAGE, INC.

By:	“Eric Kelly”
Eric Kelly
Chief Executive Officer

By:	“Peter Tassiopoulos”
Peter Tassiopoulos
President

TANDBERG DATA HOLDINGS, S.A.R.L.

By:	“Eric Kelly”
Eric Kelly
Chief Executive Officer

By:	“Kurt Kalbfleisch”
Kurt Kalbfleisch
Chief Financial Officer

APPENDIX 1

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto (insert name of the transferee) ___________________________________________ (the “Transferee”) of (insert residential address) ____________________________________________________________

$_______________________________ principal amount of 8% Senior Secured Convertible Debenture of Sphere 3D Corporation (the “Corporation”) registered in the name of the undersigned on the register of the Debenture represented by the within certificate, and irrevocably appoints:

______________________________________________________________________________________________________________
as the attorney of the undersigned to transfer the said Debenture on the books or register of transfer for the Debenture of the Corporation, with full power of substitution.

DATED the _____ day of ______________________, 20_____.

Signature of Holder	Signature Guaranteed By:

(Signature of Holder to be the same as
appears on the face of this Debenture
Certificate)

Notes to Holders:

1.	In order to transfer the Debenture represented by this certificate, this transfer form must be delivered to the Corporation.

2.	The signature to this transfer form must correspond with the name as written on the face of this Debenture certificate without alteration, enlargement or change whatsoever.

3.

The signature to this transfer form must be guaranteed by a Canadian Schedule I chartered bank or an eligible guarantor institution with membership in an approved signature guarantee medallion program.

APPENDIX 2

CONVERSION FORM

The undersigned, being the registered holder of this 8% Senior Secured Convertible Debenture, hereby irrevocable elects to convert: $___________________________ principal amount of the attached Debenture into Common Shares at the Conversion Price of $_______________ and hereby delivers such Debenture to the principal office of the Corporation in the City of Toronto, Ontario.

The undersigned represents, warrants and certifies as follows (only one of the following must be checked):

A.

[  ] The undersigned holder (a) at the time of exercise of the Debenture is not in the United States; (b) is not a “U.S. person” (a “U.S. Person”) as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “1933 Act”), and is not exercising the Debenture on behalf of a U.S. Person; (c) did not execute or deliver this conversion form in the United States; and (d) has in all other aspects complied with the terms of Regulation S under the 1933 Act; or

B.

[  ] The undersigned holder has delivered a written opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation or other evidence reasonably satisfactory to the Corporation to the effect that an exemption from the registration requirements of the 1933 Act and applicable state securities laws is available for the issuance of the Common Shares.

The undersigned hereby directs that the Common Shares issued upon conversion hereby be issued, registered and delivered as follows:

Name in Full	Address in Full	Number of Common Shares

Dated this ______ day of _________________, ______________

Signature of Holder: ____________________________________

_____ Please check if certificates representing the Common Shares are to be delivered at the office where this Debenture Certificate is surrendered, failing which the certificates will be mailed to the address indicated in the registration instructions above.

Notes to Holders:

1.	Certificates representing Common Shares will not be registered or delivered to an address in the United States unless Box B is checked.

2.

If Box B is to be checked, holders are encouraged to consult with the Corporation in advance to determine that the legal opinion tendered in connection with the conversion will be satisfactory in form and substance to the Corporation.